UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Rush Street Interactive, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

233253 103

(CUSIP Number)

Gregory A. Carlin

c/o Rush Street Interactive, Inc.

900 N. Michigan Avenue

Suite 950

Chicago, IL 60611

(312) 915-2815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event Which Requires Filing of this Statement)

December 28, 2021

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233253 103

1	NAMES OF REPORTING PERSONS Gregory A. Carlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,132,645(1)
	8	SHARED VOTING POWER 1,362,663(2)
	9	SOLE DISPOSITIVE POWER 34,132,645(1)
	10	SHARED DISPOSITIVE POWER 1,362,663(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,495,308(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.18%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents (i) 1,250,000 shares of Class A Common Stock held of record by Gregory A. Carlin, (ii) 16,373,639 shares of Class V Common Stock held of record by Mr. Carlin, and (iii) 16,509,006 shares of Class V Common Stock held of record by the Greg and Marcy Carlin Family Trust, for which Mr. Carlin may be deemed to be a beneficial owner.

(2)	Represents 1,362,663 shares of Class V Common Stock held of record by Rush Street Interactive GP, LLC, for which Mr. Carlin may be deemed to be a beneficial owner.

(3)	Based on information provided by the Issuer on December 29, 2021, reflecting 60,669,607 shares of Class A Common Stock and 158,702,329 shares of Class V Common Stock outstanding on such date. The Class V Common Stock (together with an equal number of corresponding RSI Units) are convertible into an equivalent number of shares of Class A Common Stock, and, prior to such exchange, the Class V Common Stock votes together with the Class A Common Stock on all matters and accordingly provides as-converted voting rights to holders of RSI Units. In accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Person to assume conversion of all of such person’s shares of Class V Common Stock and RSI Units (and disregard Class V Common Stock held by other persons, notwithstanding their current voting rights), the Reporting Person would be deemed to beneficially own approximately 37.40% of the outstanding shares of Class A Common Stock, provided that, 16.18% would nevertheless represent the Reporting Person’s actual economic and voting interest in the Issuer.

CUSIP No. 233253 103

1	NAMES OF REPORTING PERSONS Greg and Marcy Carlin Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,509,006 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,509,006 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,509,006 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.53%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Mr. Carlin is the sole trustee of the Greg and Marcy Carlin Family Trust and may be deemed to be the beneficial owner of shares held by the Trust.

(2)	Based on information provided by the Issuer on December 29, 2021, reflecting 60,669,607 shares of Class A Common Stock and 158,702,329 shares of Class V Common Stock outstanding on such date. The Class V Common Stock (together with an equal number of corresponding RSI Units) are convertible into an equivalent number of shares of Class A Common Stock, and, prior to such exchange, the Class V Common Stock votes together with the Class A Common Stock on all matters and accordingly provides as-converted voting rights to holders of RSI Units. In accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Person to assume conversion of all of such person’s shares of Class V Common Stock and RSI Units (and disregard Class V Common Stock held by other persons, notwithstanding their current voting rights), the Reporting Person would be deemed to beneficially own approximately 17.39% of the outstanding shares of Class A Common Stock, provided that, 7.53% would nevertheless represent the Reporting Person’s actual economic and voting interest in the Issuer.

CUSIP No. 233253 103

1	NAMES OF REPORTING PERSONS Rush Street Interactive GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,362,663(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,362,663(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,663(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.62%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Mr. Carlin may be deemed to be a beneficial owner of the shares held by Rush Street Interactive GP, LLC. Mr. Carlin is a manager of, and controls 19% of the voting units in, Rush Street Interactive GP, LLC.

(2)	Based on information provided by the Issuer on December 29, 2021, reflecting 60,669,607 shares of Class A Common Stock and 158,702,329 shares of Class V Common Stock outstanding on such date. The Class V Common Stock (together with an equal number of corresponding RSI Units) are convertible into an equivalent number of shares of Class A Common Stock, and, prior to such exchange, the Class V Common Stock votes together with the Class A Common Stock on all matters and accordingly provides as-converted voting rights to holders of RSI Units. In accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Person to assume conversion of all of such person’s shares of Class V Common Stock and RSI Units (and disregard Class V Common Stock held by other persons, notwithstanding their current voting rights), the Reporting Person would be deemed to beneficially own approximately 1.43% of the outstanding shares of Class A Common Stock, provided that, .62% would nevertheless represent the Reporting Person’s actual economic and voting interest in the Issuer.

EXPLANATORY NOTE

The Reporting Persons are hereby filing this Amendment No. 1 (this “Amendment”) to the Schedule 13D filed by the Reporting Persons on January 8, 2021 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) to report the resignation of Gregory A. Carlin from the Issuer’s Board. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended to include the following at the end thereof:

As of the date of this filing, all of the Earnout Shares have vested, including the 3,327,685 Units and 3,327,685 shares of Class V Voting Stock held by the Reporting Person.

Item 5. Interest in Securities of the Issuer

Item 5(a),(b) and (c) of the Original 13D are each hereby amended and restated in their entirety as follows:

(a) and (b) The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 60,669,607 shares of Class A Common Stock and 158,702,329 shares of Class V Common Stock outstanding as of December 29, 2021, based on information furnished by the Issuer. Class A Common Stock and Class V Common Stock vote together on the election of directors to the Issuer’s board as a single class.

The aggregate number of shares of Class V Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Statement and are incorporated herein by reference.

Gregory A. Carlin is the direct beneficial owner of 1,250,000 shares of Class A Common Stock and 16,373,639 shares of Class V Common Stock.

The Family Trust is the direct beneficial owner of 16,509,006 shares of Class V Common Stock. Gregory A. Carlin is the sole trustee of the Family

Trust.

The Sellers’ Representative is the direct beneficial owner of 1,362,663 shares of Class V Common Stock. The Sellers’ Representative is managed by a board of managers consisting of Neil G. Bluhm, Andrew G. Bluhm, and Gregory A. Carlin. Gregory A. Carlin owns 19% of the units of the Sellers’ Representative. As a result, Gregory A. Carlin may be deemed to possess indirect beneficial ownership of the shares of Class V Common Stock held by the Sellers’ Representative. Gregory A. Carlin disclaims beneficial ownership of the securities held by the Sellers’ Representative, except to the extent of his pecuniary interest in such securities. The share ownership reported for the Reporting Persons does not include any shares of Class V Common Stock owned by the Other Stockholders (other than shares held by the Sellers’ Representative), and each of the Reporting Persons disclaims beneficial ownership of any shares of Class V Common Stock owned by the Other Stockholders (other than shares held by the Sellers’ Representative).

(c) On December 10th, 2021, Gregory A. Carlin exchanged 1,250,000 RSI Units and 1,250,000 shares of Class V Common Stock for 1,250,000 shares of Class A Common Stock. Except as otherwise set forth in this Statement, none of the Reporting Persons has effected any transactions in the Class A Common Stock or Class V Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original 13D is amended to include the following in lieu of the Item 6 disclosure relating to the “Gregory A. Carlin Employment Agreement,” which disclosure shall be deleted in its entirety:

Gregory A. Carlin Resignation

Mr. Carlin was previously appointed Vice Chairman of the Board, effective August 12, 2021, in connection with his resignation on such date as Chief Executive Officer of the Issuer. On December 28, 2021, Gregory A. Carlin notified the Executive Chairman of the Issuer of his resignation as a member of the Board of Directors of the Issuer (the “Board”), and from any other offices, committees or positions that he holds, effective as of December 28, 2021. Mr. Carlin’s decision was not the result of any disagreement with the Board or the Issuer on any matter relating to its operations, policies or practices. In addition, in connection with his resignation, Mr. Carlin has agreed on behalf of himself and certain affiliated trusts, including the Greg and Marcy Carlin Family Trust, to, among other things, refrain for a period of 12 months from selling more than four million shares of the Company’s Class A common stock (which represents less than 12% of Mr. Carlin’s directly and indirectly held common stock of the Company), unless otherwise approved by the Company.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2021

/s/ Gregory A. Carlin
Gregory A. Carlin

GREG AND MARCY CARLIN FAMILY TRUST

By:	/s/ Gregory A. Carlin
Name:	Gregory A. Carlin, Trustee

RUSH STREET INTERACTIVE GP, LLC

By:	/s/ Gregory A. Carlin
Name:	Gregory A. Carlin, Attorney-in-fact